

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

Peter L. Hauser
Chief Executive Officer and Chairman of the Board
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

Re: **Entrx Corporation
Preliminary Proxy Statement on Schedule 14A Amendment No.3
Filed on March 11, 2009
File No.: 000-02000**

**Schedule 13E-3 Amendment No.3
Filed on March 10, 2009
File No.: 005-15818**

Dear Mr. Hauser:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A Amendment No.3

General

1. As previously requested, please provide, in writing, a statement directly from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Background and Purpose of the Reverse/Forward Stock Split, page 10

2. We note that your shareholder base has substantially decreased from 4,700 shareholders to approximately 2,350. We also note the reasons that you have given for such a change.

  - In the second paragraph of your disclosure, please identify the party who informed you that the shares of abandoned or inactive accounts were being escheated to various states.
  - Please clarify whether the escheated shares are cancelled or whether they remain outstanding. If they remain outstanding, please explain why these shares would not be accounted for purposes of determining your shareholder base.

3. We note your disclosure in the third paragraph on page 11. Please disclose whether the board has determined that, in light of the recent decrease in the overall number of shareholders, the proposed Reverse/Forward Stock Split continues to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out.

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (612) 338-0535**

Roger H. Frommelt, Esq.
Felhaber, Larson, Fenlon & Vogt, P.A.
220 South Sixth Street, Suite 2200
Minneapolis, MN 55402